                           Filed by USA Networks, Inc.
                        Pursuant to Rule 165 and Rule 425
                         Under the Securities Act of 1933
                           Subject Company: Expedia, Inc.
                           Commission File No. 000-27429

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                      GOAL: 20% OF ALL INTERACTIVE COMMERCE
    As filed with the Securities and Exchange Commission on January 29, 2002,
                         by USA Networks, Inc. ("USA")


USA's objective is to significantly broaden and deepen its interests in interactivity over the next five years. In translating this objective into economic terms, we have compiled a five-year growth plan that has clearly defined goals. We feel our investors should have a full understanding of these goals and the process we intend to follow in achieving them. We are not releasing this information as a marketing or promotional tool. Rather, because our investors have requested data of this sort in the past, we are filing this document with the SEC, pursuant to Reg FD, so that we can talk about our strategies for growth.

As with all planning documents, actual results and reality will probably be very different. What follows is one model that illustrates in significant detail the way in which we anticipate achieving our goals, and while there are many variables and possibilities that will affect its implementation, it is illustrative of the process. We understand that the markets will of course determine the price of our stock based upon multiple external factors as well as our own performance, but we nevertheless believe we should have goals, and specific and open plans to support those goals.

That said, our objectives are to:

o Become the #1 interactive commerce company - in both size and operating profitability - accounting for at least 20% of consumer related interactive transactions through a screen (the television and the personal computer).

o Grow gross transaction values (GTV) and EBITDA (as defined) very rapidly - with GTV and EBITDA hopefully reaching $56 billion and $3.9 billion, respectively, in 2006; and

o     Increase the price of our stock at our historical rate of appreciation.
      (a)

We estimate USA's share in 2002 of interactive commerce will be approximately 8%. In order to realize our goal of 20%, we will need to:

o Grow our core business at a rate between 25-30% per year, which is at a faster rate than the overall statistics for interactive commerce;

o Introduce and execute initiatives which will further grow our GTV by approximately $2 billion by 2006, which will represent only 4% of our GTV at the time; we believe that we can conservatively achieve such results by aligning our multiple interactive businesses to work together, either achieving real economies of scale, or launching new businesses, such as creating affinity relationships with our customer base (through membership clubs, credit cards and other means), or to grow the concepts of packaging and discounting, both on a local and national scale, to another level;


o Identify, complete and grow a significant number of acquisitions, either by USA or through our publicly traded subsidiaries. We expect to make many acquisitions and investments in the next three years, probably including 5 to 10 transactions a year for a total consideration of around $9 billion over that period, which we expect can increase EBITDA by approximately $290 million, $590 million, and $990 million in each of the next three years, respectively. (b)

Again, this is only one take on the way in which we see our future. There are many factors that could significantly change these expectations, including those listed in our public filings. In general, we're assuming a growing economy, especially in the on-line world; we're also assuming a healthy stock market that will allow us to use stock in addition to cash as consideration in acquisitions. If we're wrong, however, about the state of the economy, we still believe that we can thrive. We will have a set of healthy, significantly cash flow positive businesses and a strong balance sheet with approximately $3 billion in cash, with which we believe can drive our growth through acquisitions for low multiples in a poor market or repurchases of our stock or the stock of our publicly-traded subsidiaries.

READ IMPORTANT FOOTNOTES AND DISCLAIMERS.
As filed with the Securities and Exchange Commission on January 29, 2002.

USA NETWORKS, INC.
GOAL: 20% of all INTERACTIVE COMMERCE


FOR GOAL ILLUSTRATION PURPOSES ONLY. ALL FIGURES ESTIMATED AND UNAUDITED. ORGANIC GROWTH FIGURES ARE PRO FORMA FOR PENDING EXPEDIA AND VIVENDI TRANSACTIONS.




                                         2001         2002       2003            2004           2005             2006
                                      ---------- ------------ ---------- --------------- --------------   --------------

INTERACTIVE COMMERCE             (C)    $  86.5      $ 110.2    $ 136.9         $ 169.4        $ 206.5          $ 253.1   billion
                                      ---------- ------------ ---------- --------------- --------------   --------------

USA'S SHARE as estimated
   Organic growth                          7.2%         7.7%       8.4%            9.0%           9.6%             9.9%
   Initiatives                             0.0%         0.1%       0.5%            0.7%           0.8%             0.9%
   As if previously acquired               0.0%         0.0%       5.6%            8.7%          11.0%            11.4%
   Target to newly acquire                 0.0%         5.2%       2.5%            1.6%           0.0%             0.0%
                                      ---------- ------------ ---------- --------------- --------------   --------------
                                           7.2%        13.0%      17.0%           20.0%          21.4%            22.2%
                                      ---------- ------------ ---------- --------------- --------------   --------------
GTV (gross transaction value)
   Organic growth                (D)     $  6.2       $  8.5    $  11.5         $  15.2        $  19.8          $  25.2   billion
   Initiatives                   (E)                     0.1        0.7             1.2            1.7              2.3   billion
                                              -
   As if previously acquired     (F)                                7.7            14.8           22.7             28.8   billion
                                              -            -
   Target to newly acquire       (G)                     5.7        3.4             2.7                                   billion
                                              -                                                      -                -
                                      ---------- ------------ ---------- --------------- --------------   --------------
                                         $  6.2      $  14.3    $  23.3         $  33.9        $  44.2          $  56.3   billion
                                      ---------- ------------ ---------- --------------- --------------   --------------
EBITDA as defined                (H)
   Organic growth                (I)     $  359       $  607     $  850         $ 1,129        $ 1,471          $ 1,881   million
   Initiatives                   (J)                                                                                      million
                                              -            3         27              59             99              159
   As if previously acquired     (K)                       0        417             858          1,406            1,901   million
                                              -
   Target to newly acquire       (L)                     286        170             133                                   million
                                              -                                                      -                -
                                      ---------- ------------ ---------- --------------- --------------   --------------
                                         $  359       $  896    $ 1,464         $ 2,179        $ 2,977          $ 3,942   million
                                      ---------- ------------ ---------- --------------- --------------   --------------

DEBT REPAYMENTS                  (M)                $  (0.2)   $  (0.3)        $  (0.4)       $  (0.6)         $  (0.8)   billion
                                                 ------------ ---------- --------------- --------------   --------------

FINANCING illustratively for
target deals                     (N)                                                                           Cume
                                                                                                          --------------
   Cash                    65%                        $  2.9     $  1.7          $  1.3                =         $  6.0   billion
   Stock                   35%                                                                         =                  billion
                                                         1.6        0.9             0.7                             3.2
                                                 ------------ ---------- ---------------                  --------------
                                                      $  4.5     $  2.6          $  2.1                =         $  9.2   billion
                                                 ------------ ---------- ---------------                  --------------

SHARES fully-diluted
treasury-method                  (O)        415          494        545             585            607    million
                                      ---------- ------------ ---------- --------------- --------------

DEBT / (CASH) net                (P)   $  (3.4)      $  (0.6)    $  0.8          $  1.7         $  1.1    billion
                                      ---------- ------------ ---------- --------------- --------------



                                                                               2
READ IMPORTANT FOOTNOTES AND DISCLAIMERS.
As filed with the Securities and Exchange Commission on January 29, 2002.

USA NETWORKS, INC.
GOAL: 20% of all INTERACTIVE COMMERCE

FOOTNOTES AND ASSUMPTIONS

The overall estimates set forth in this document illustrate USA's goals based on the development and launch of new initiatives and new acquisitions and our assumptions with respect to initiatives and new acquisitions, and, taken together, do not represent USA's budget. Attainment of USA's goals will depend on a number of factors that are beyond USA's ability to control or estimate precisely. This information is not factual and should not be relied upon as necessarily indicative of future results, and readers of this document are cautioned not to make any investment decision based on the prospective financial information contained in this document.

USA had previously disclosed its share of interactive commerce at 9%. We have expanded our definition of interactive commerce to include PCs and electronics, and based on this new definition, we estimate our share of interactive commerce in 2002 will be 8%.

a) Calculated based on compounded annual growth rate of USA stock price from the closing of the HSN/Silver King merger to 12/31/01. Adjusted for stock splits.


b)    Calculated based on EBITDA of newly and previously acquired companies.


c) Interactive commerce figures have been compiled and estimated from many disparate sources. Includes consumer-related online commerce, online financial services, online classifieds, TV electronic retailing and infomercials. Sources include, but are not limited to:


      o  Comscore Networks press release (1/02)


      o  Jupiter "Market Forecast Report:  Payments and Transactions" (11/01)


      o PhocusWright "The Next Era: An Update to the Online Travel Marketplace 2001 - 2003" (10/01) oJupiter "Connecting with Consumers" (10/01)


      o  Shop.org/BCG "State of Online Retailing" (5/01)

      o  Jupiter "US 2000 Real Estate Projections" (11/00)

      o  Jupiter "Auctions & Classifieds Online Forecast" (4/00)

      o Various compiled estimates from Morgan Stanley, Prudential, Furman Selz, PaineWebber and Salomon Smith Barney


d) Organic growth extrapolated based on USA Revised Budget as filed with the SEC on 1/29/02. Assumes organic growth rates of: 35% in 2003, 33% in 2004, 30% in 2005, and 27% in 2006, outpacing the compound annual growth rate of interactive commerce of 24%.


e) Initiatives expected to include but are not limited to: affinity relationships (membership clubs, credit cards, etc.) and growing packaging and discounting both on a local and national scale.


f) Assumes acquired companies increase gross transaction value under USA ownership at same organic growth rates as USA.


g) Assumes USA reaches 20% of interactive commerce by 2004 in gradual increments. For illustrative purposes only; actual timing is unknown and unable to be determined.


h) EBITDA is defined as operating income plus depreciation and amortization, amortization of cable distribution fees, and amortization of non-cash distribution, marketing and compensation expense.


i) Based on USA Revised Budget as filed with the SEC on 1/29/02. For 2004 and beyond, assumes 6.4% EBITDA margin on GTV for USA interactive companies (including HSN, TM.com, Match, HRN and Expedia (transaction pending)), on GTV, increasing by 100 basis points ("bps") per year to 6.6% in 2006. Also includes other EBITDA, which consists of USA non- interactive companies and other charges. Assumes 20% annual increase in other EBITDA after 2003.


j) Assumes 3% EBITDA margin on GTV for initiatives in 2002, increasing by 100 bps per year to 7% in 2006.


k) Assumes 5.4% EBITDA margin on GTV for previously acquired companies in 2003, increasing by 40 bps per year to 6.6% in 2006.


l)    Assumes 5% EBITDA margin on GTV for acquired companies.

m)    Assumes 20% of EBITDA is used for debt repayments.


n) Assumes acquisitions are made at an average of 13x forward year EBITDA pre-synergies. 65% cash/35% stock mix is for illustrative purposes only. Debt leverage ratio is expected to not exceed 2x Operating EBITDA.


o) Assumes USA stock price increases at a compound annual growth rate of 36%, and that the number of options outstanding increases by 3.0 million per year. Includes 41 million fully diluted, treasury method options in 2005. Gives effect to exercise of warrants and conversion of preferred stock issued in connection with the pending Vivendi and Expedia transactions, totalling 103 million in 2005. Also includes 73 million shares issued in future transactions by 2005.


p) Pro forma for pending Expedia and Vivendi transactions. 2001 year end net cash consists of: approximately $550 million in year end net cash, after tax final proceeds from sale of USA Broadcasting to Univision received in January 2002 of $214 million; cash proceeds from Vivendi of $1.6 billion; $750 million in preferred interest in Vivendi Universal Entertainment ("VUE") which USA will seek to monetize; and approximately $250 million of cash from Expedia. 2001 year end net cash does not net out preferred stock issuable to Expedia in pending transaction and does not include 5.4% common interest in VUE.

                                                                               3


READ IMPORTANT FOOTNOTES AND DISCLAIMERS.
As filed with the Securities and Exchange Commission on January 29, 2002.

USA NETWORKS, INC.
GOAL: 20% OF ALL INTERACTIVE COMMERCE


IMPORTANT DISCLOSURES / LEGEND AND FORWARD LOOKING STATEMENTS

USA and Expedia have filed a joint prospectus/proxy statement and will file other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.

USA has filed a preliminary proxy statement and will file other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and certain related transactions with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations.

INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN AVAILABE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED TRANSACTIONS.

USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and the other related transactions described therein. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by SUA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are necessarily estimates reflecting the best judgment of the senior management of USA and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth herein and in the documents USA files with the Securities and Exchange Commission. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: material adverse changes in economic conditions generally or in the markets served by USA, material changes in inflation, future regulatory and legislative actions affecting USA's operating areas, competition from others, product demand and market acceptance, the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms, the ability to expand into and successfully operate in foreign markets, and obtaining and retaining skilled workers and key executives. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. USA does not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or any other reason.


                                                                               4


READ IMPORTANT FOOTNOTES AND DISCLAIMERS.
As filed with the Securities and Exchange Commission on January 29, 2002.